English Translation

This document is executed in Indonesian Language

No. 024/E00-E0O/FIN/14

February 5, 2014

To:

Head of the Capital Market Supervisory

Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK)

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re : Update from Standard and Poor’s Rating Services

Dear Sir/Madam,

Please kindly be informed that Standard and Poor’s Ratings Services rendered that their rating and outlook on PT Indosat Tbk (BB+/Stable/--;axBBB+/--) are not affected by the downgrade of Ooredoo Q.S.C. (A-/Stable/A-1) (for complete reference, please open http://www.indosat.com/Investor_Relation ).

Thank you for your kind attention.

Sincerely,

Group Head

Investor Relations & Corporate Secretary

Bayu Hanantasena

Cc :

1.

Indonesian Capital Market Electronic Library (CaMEL)

2.

Board of Directors of Indonesia Stock Exchange

3.

PT Bank Rakyat Indonesia (Persero) Tbk, as Trustee